101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

June 24, 2024

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 78 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 78 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and the complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b), as well as amendments to Exhibit C to reflect Director and Officer changes pursuant to Securities Exchange Act of 1934 Rule 6a-2(a).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 78.

This Amendment No. 78 is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Johnna Dumler
TM-Marketsupervision@sec.gov
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/24/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

24010778

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2102 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Chris Zaremba (Name) General Counsel (Title) 617-235-2102 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Chris Zaremba
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/24/2024 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 24th day of JUNE (Month) 2024 (Year) by Deneen A Sherman (Notary Public)

My Commission expires County of Cook State of Illinois

OFFICIAL SEAL
DENEEN A SHERMAN
Notary Public, State of Illinois
Commission No. 894189
My Commission Expires
May 03, 2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 78

to

FORM 1 APPLICATION

and

EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 78. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2023 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Options Market LLC
3. Exhibit D-3, BOX Technology LLC
4. Exhibit D-4, TMX Group Limited
5. Exhibit D-5, Bourse de Montréal Inc.
6. Exhibit D-6, MX US 1, Inc.
7. Exhibit D-7, MX US 2, LLC

BOX EXCHANGE

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC

STATEMENT OF INCOME & EXPENSE

For the 12 Months Ended December 31, 2023

$ in USD, Draft - Unaudited

	Year Ended Dec. 31, 2023
REVENUES	**$ -**
OPERATING EXPENSES	
Compensation & Benefits	$ -
Production Support Services	-
Professional Services	448,195
Depreciation/Amortization	-
Facilities Costs	-
Office Related, Travel & Other	1,291,323
TOTAL OPERATING EXPENSES	**$ 1,739,518**
OPERATING INCOME	**$ (1,739,518)**
Interest Income	$ -
NET INCOME	**$ (1,739,518)**

BOX HOLDINGS GROUP LLC
STATEMENT OF FINANCIAL POSITION
As of December 31, 2023

$ in USD, Draft - Unaudited

ASSETS		Dec. 31, 2023
Current Assets		
Cash & Cash Equivalents	$	287,303
Trade Accounts Receivable (A/R)		-
Receivable from Related Parties		3,751,691
Total Current Assets		**4,038,994**
Fixed Assets, net		-
TOTAL ASSETS	**$**	**4,038,994**
LIABILITIES		
Current Liabilities		
Accounts Payable & Accrued Expenses	$	121,750
Payable to Related Parties		1,232,113
Total Current Liabilities		**1,353,863**
Non-Current Liabilities		-
TOTAL LIABILITIES	**$**	**1,353,863**
EQUITY		
Members' contributions	$	25,457,054
Contributed surplus		(6,851,360)
Accumulated Other Comprehensive Income		-
Accumulated dividend distributions		(79,000,618)
Retained Earnings		64,819,573
Current Net Income		(1,739,518)
TOTAL MEMBERS' EQUITY	**$**	**2,685,131**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**4,038,994**

Exhibit D-2 – BOX Options Market LLC

BOX Options Market LLC

Financial Statements
As of and for the Year Ended December 31, 2023

(with Independent Auditors' Report Thereon)

BOX Options Market LLC

Table of Contents

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Board of Directors
BOX Options Market LLC:

Opinion

We have audited the financial statements of BOX Options Market LLC (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company operates an equity options market (the Options Market), whose principal business is providing a marketplace for participants to trade options on individual U.S equities, U.S. equity indices and U.S. exchange traded funds (ETFs). The Company provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of the Company and do not include tests to evaluate the design or operating effectiveness of the controls over the Options Market or its electronic trading system. Accordingly, we provide no level of assurance with respect to the Options Market, its trading system or the transaction conducted through the Options Market. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our

KPMG

opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Boston, Massachusetts
June 18, 2024

BOX Options Market LLC

Balance Sheet as of December 31, 2023

(*dollars in thousands*)

Assets

Current Assets:		
Cash and cash equivalents	$	55,947
Accounts receivable, net of allowance of $0		8,018
Receivable from related parties, net		18,484
Other current assets		1,423
Total Current Assets		83,872
Right of use asset – operating leases, net		3,554
Software, computer equipment and leasehold improvements, net		6,592
Total Assets	$	94,018

Liabilities and Member's Equity

Current Liabilities:		
Accounts payable and accrued expenses	$	2,194
Accrued regulatory expense		1,169
Payable to related parties		526
Operating lease liability – current		490
Total Current Liabilities		4,378
Long-term Liabilities:		
Operating lease liability – long-term		3,617
Accrued deferred compensation – long-term		439
Total Liabilities		8,434
Total Member's Equity		85,583
Total Liabilities and Member's Equity	$	94,018

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Income for the Year Ended December 31, 2023

(*dollars in thousands*)

Revenues:		
Transaction fees	$	64,909
Non-transaction fees		12,206
Options Price Reporting Authority (OPRA) income		4,350
Total Revenues		81,465
Operating Expenses:		
Regulatory expense		7,469
Compensation and benefits		5,302
External IT services		4,276
Trading technology		3,692
Depreciation and amortization		2,620
Professional services		956
Facility costs		591
Office-related, travel and other		625
Total Operating Expenses		25,531
Operating Income		55,934
Non-Operating Income:		
Interest Income		1,613
Net Income	$	57,547

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Member's Equity for the Year Ended December 31, 2023

(*dollars in thousands*)

		Total Member's Equity
Balance, December 31, 2022	$	73,801
Net income		57,547
Distributions		(45,765)
Balance, December 31, 2023	$	85,583

The accompanying notes are an integral part of these financial statements.

BOX Options Market LLC

Statement of Cash Flows for the Year Ended December 31, 2023

(*dollars in thousands*)

Cash Flows Provided by Operating Activities:		
Net income	$	57,547
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,620
Non-cash lease expense		440
Changes in operating assets and liabilities:		
Decrease in accounts receivable		337
Increase in receivable from related parties		(9,031)
Increase in other current assets		(546)
Decrease in accounts payable and accrued expenses		(32)
Increase in accrued deferred compensation		439
Increase in accrued regulatory expense		1,169
Decrease in payable to related parties		(12)
Decrease in operating lease liability		(469)
Net cash provided by operating activities		52,462
Cash Used in Investing Activities:		
Purchase of computer equipment, software and leasehold improvements		(2,624)
Net cash used in investing activities		(2,624)
Cash Used in Financing Activities:		
Dividend distributions		(45,765)
Net cash used in financing activities		(45,765)
Net Increase in Cash and cash equivalents		4,073
Cash and cash equivalents, beginning of year		51,874
Cash and cash equivalents, end of year	$	55,947

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC. The Company is headquartered in Boston, Massachusetts and has another office in Chicago, Illinois.

BOX Market operates an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The Company's trading platform is built on proprietary software ("SOLA") and includes an electronic trading system as well as a physical trading floor. The Company is regulated by BOX Exchange LLC ("BOX Exchange"), a recognized national securities exchange registered with the U.S. Securities and Exchange Commission ("SEC"). "Participants" are defined as a firm or organization that is registered with BOX Exchange for purposes of participating in options trading on the Exchange.

The Company is a single member LLC wholly owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members of BOX Holdings include MX US 2 LLC (a subsidiary of TMX Group Limited ("TMX")), IB Exchange Corp. ("IB"), Citadel Securities Principal Investments LLC ("Citadel").

2. Significant Accounting Policies

Basis of Presentation

The Company's functional currency is U.S. dollars ("USD") and these financial statements have been prepared in that currency. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions reflected in the financial statements include, but are not limited to, the determination of the useful lives of depreciable assets. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Actual results could differ from the Company's estimates.

Cash and Cash Equivalents

Cash includes amounts on deposit with banks. Cash equivalents includes investments in liquid money market funds and certain short-term (less than 90 days) Treasury Securities, are stated at carrying value which approximates fair value.

Cash and cash equivalents potentially expose the Company to concentrations of credit risk. Periodically, the Company maintains deposits in government insured financial institutions in excess of government insured limits. The Company deposits its cash in financial institutions that it believes are high quality and has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk. Although certain amounts on deposit with banks exceed United

(*dollars in thousands*)

States Federal Deposit Insurance Corporation insured limits, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Accounts Receivable, Net

Accounts receivable consist primarily of revenues from Transaction fees, Non-Transaction fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). The Company evaluates its receivables to determine if they potentially expose the Company to concentrations of credit risk. Based on historical experience, current conditions, and reasonable and supportable forecasts, the Company does not believe that it is subject to unusual credit risk.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. As of December 31, 2022 the allowance for doubtful accounts was $0, and the provision for bad debts for the year ended December 31, 2023 was $0.

Receivable from Related Parties, Net

Receivable from Related Parties includes amounts owed to the Company by BOX Exchange for revenues collected by BOX Exchange, and are due to BOX Market under the terms of the "Facility Agreement" (refer to Footnote 7). This balance is net of $6,300 in Regulatory Fees that were charged to BOX Market by BOX Exchange in 2023.

On July 11, 2012, the U.S. Securities and Exchange Commission (SEC) voted to adopt Rule 613 under Regulation National Market System ("Regulation NMS") requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail ("CAT"). As an SRO, BOX Exchange is a member of CAT, LLC and has participated in funding the development and implementation of the CAT system along with the other SROs in exchange for promissory notes. In September 2023, the SEC approved a "Funding Model" for the CAT that allocated one-third of CAT expenses to the SROs, including BOX Exchange, and two-thirds of CAT expenses to the industry. This SEC approval order has been appealed to the 11th Circuit U.S. Court of Appeals, and the appeal remains pending. In January 2024, the SROs submitted filings, which remain pending, to the SEC to establish the rate at which the industry would reimburse the SROs for its two-thirds share of CAT expenses. Those two pending matters could be resolved unfavorably to the SROs, resulting in a delay in recovering expenses or the inability to recover those expenses by BOX Exchange.

A significant portion of BOX Market's Receivable from Related Parties includes certain cash withheld by BOX Exchange that was used to fund the CAT. BOX Exchange's ability to recover their CAT receivable may indirectly expose BOX Market to risk related to the collectability of this receivable by BOX Exchange. BOX Exchange performs an annual assessment of recoverability of the CAT receivable and an estimated reserve is recorded by BOX Exchange based on this assessment. Any amounts taken as a reserve against the receivable by BOX Exchange are recognized as expense in the period and, as such, is accounted for in BOX Market's estimate of Regulatory Expense.

Additionally, there are certain expenses that are paid by the Company that are collectible from BOX Exchange that are included in the Receivable from Related Parties balance (Refer to Footnote 7).

Computer Equipment, Software and Leasehold Improvements, net

Assets consist of computer equipment, software and leasehold improvements and are presented net of accumulated depreciation.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

Depreciation methods, useful lives, and residual values of the Company's long-lived assets are reviewed at least annually and adjusted if appropriate. Normal repairs and maintenance are expensed as incurred.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Asset Category	Depreciation Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company periodically reviews its long-lived assets, including hardware and equipment, trading-related software, leasehold improvements and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows.

No impairment charges were recorded during the year ended December 31, 2023.

Revenue Recognition

In accordance with Accounting Standards Codification No. 606, Revenue from Contracts with Customers ("ASC 606"), the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes Transaction fees, Non-Transaction fees and OPRA revenue. Additionally, the Company recognizes revenue from interest and other income that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees, net

Transaction fees are charged to Participants on a per-trade basis for various types and combinations of trades that are matched and executed through BOX Market's proprietary trading platform. Transaction fees are reported on a net basis, after certain liquidity and volume-based rebates. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's trading platform. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and received within three to five business days after the end of each billing cycle.

Non-Transaction Fees

BOX Market offers access to the Company's trading operations through a variety of Participant and Connection services that allow various levels of access to the Company's trading operations.

Customers select the monthly services to receive and once the services are established, the associated fees are billed monthly according to the fee schedule published on the Company's website. These fees vary based on each customer's selected services and connections and how they interact with the Company's trading platform.

BOX Market's performance obligation for all Non-Transaction fees is for the Company to provide the selected services and connections to the Company's network as specified by the customer. For all non-transaction fees, the performance obligation is satisfied each month, and the associated revenue is billed and collected within three to five business days after the end of each month.

OPRA Revenue

OPRA is a consortium of registered exchanges that compiles and sells trade and market data to third parties. BOX Market provides OPRA with real-time market data, which is compiled and sold to OPRA's customers. Net income generated by OPRA from the sale of this market data is distributed to its members in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month, and the associated revenue is billed and collected on a quarterly basis.

Refer to Footnote 5 for additional information.

Leases

BOX Market accounts for leases in accordance with ASC Topic 842, Leases ("ASC 842"). Under ASC 842, at contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and a lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are included in Facilities Costs on the Statement of Income.

Refer to Footnote 6 for additional information.

Long-Term Incentive Plan

Effective January 2023, BOX Market adopted the Long-Term Incentive Plan (the "LTIP or "Plan") as a future incentive to reward past service of key Company personnel ("LTIP Participants") for their contributions to the long-term success of the Company.

Under the Plan, LTIP Participants were granted Restricted Stock Units ("RSUs") and Stock Appreciation Rights ("SARs"), collectively the "Awards". The value of these Awards is based on the Company's EBITDA, a fixed EBITDA multiple, and the Company's net debt as defined in the Plan.

As the Awards are cash-settled and the value of the awards are tied to the Company's EBITDA and is not based on underlying equity shares or other equity instruments, the Plan is accounted for in accordance with ASC Topic 710 - Compensation - general ("ASC 710").

As such, the benefits under these arrangements should be accrued in a systematic and rational manner over the employee service period (e.g. based on intrinsic value and percentage of the elapsed service period at each reporting date).

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Refer to Footnote 8 for additional information.

(*dollars in thousands*)

Tax Matters

The Company is a single-member limited liability company wholly owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2023, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2023. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities for years after 2019. The Company is not currently under examination by any U.S. federal or state income taxing authority.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) ("ASU 2016-13"). ASU 2016-13 replaces the current incurred loss approach with a new expected credit loss impairment model for trade receivables, loans, and other financial instruments. Under the new model, the estimate of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts. For the Company, ASU 2016-13 was effective beginning in fiscal year 2023. The adoption did not have a material impact on the Company's financial statements.

3. Software, Computer Equipment and Leasehold Improvements

As of December 31, 2023, the Company's fixed assets included the following:

December 31, 2023		
Software, net of accumulated amortization	$	4,300
Computer equipment, net of accumulated depreciation		1,877
Leasehold improvements, net of accumulated depreciation		415
Total fixed assets, net of $8,149 in accumulated amortization/depreciation	$	6,592

For the year ended December 31, 2023, The Company capitalized software, hardware and leasehold improvement costs of $2,624 ($1,597 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement (see Footnote 6).

Aggregate depreciation and amortization expense related to software, computer equipment and leasehold improvements was $2,620 in 2023.

4. Revenues from Contracts with Customers

The Company's revenues come from three separately identifiable streams. Revenues from contracts with customers includes Transaction fees, OPRA revenue and certain recurring monthly Non-Transaction fees.

The Company's total revenue from contracts with customers ($81,465 in 2023) is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Disaggregation of Revenue

The following tables disclose the company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2023	
Revenue Recognized at a Point in Time:	
Transaction fees	$ 64,909
Total Revenue Recognized at a Point in Time	64,909
Revenue Recognized Over Time:	
Non-Transaction fees	12,206
OPRA revenue	4,350
Total Revenue Recognized Over Time	$ 16,556

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

(*dollars in thousands*)

As of December 31, 2023, the Company had trade receivables of $8,018 and receivables from related parties of $18,484, of which $18,319 was related to revenues from contracts with customers. This balance is net of $6,300 in Regulatory Expense as charged to the Company by BOX Exchange in 2023.

The Company had no deferred revenue as of December 31, 2023.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

5. Leases

In 2019, BOX Market entered into an operating lease agreement for 9,519 square feet of office space at 141 West Jackson Road in Chicago, Illinois to accommodate the Chicago office staff and the Trading Floor. The lease has an initial term of eleven years beginning in April 2020 and expiring on March 31, 2031. The landlord provided the Company a Tenant Improvement Allowance of $999. The lease grants the Company an option to extend the term for an additional five years at the then fair market rent by giving the landlord twelve months' written notice. At lease commencement, the Company was not reasonably certain to exercise the extension option and therefore the renewal period is excluded from the lease term.

In 2020, the Company entered into a first amendment to the lease at 141 West Jackson Road for an additional 6,774 square feet of office space to accommodate the Chicago Trading Floor. The lease has an initial term of ten years beginning in April 2021 and expiring conterminously with the above lease on March 31, 2031. The amendment grants the Company a one-time option to terminate the lease of both office spaces early on March 31, 2028, by giving twelve months' notice, subject to the payment of a significant termination fee. At lease commencement, the Company was not reasonably certain to not exercise the option to terminate the lease early and therefore the lease term will continue through March 31, 2031. The landlord also provided the Company an additional Tenant Improvement Allowance of $652.

The following table summarizes supplemental information for the Company's operating leases:

Year ending December 31, 2023		
Weighted-average remaining lease term (in years)		7.25
Weighted-average discount rate		2.32%
Cash paid for amounts included in the measurements of operating lease liabilities	$	568

Aggregate future maturities of the operating lease liabilities under non-cancelable operating leases as of December 31, 2023 are as follows:

Years ending December 31,		
2024		579
2025		591
2026		602
2027		614
2028		626
Thereafter		1,453
Less: effects of discounting		(358)
Total	$	4,107

(*dollars in thousands*)

Present value of operating lease liability		
Current	$	490
Noncurrent		3,617
Present value of operating lease liability	$	4,107

The following table summarizes the presentation of the Company's operating leases in its balance sheet.

Leases	*Classification*		*Amounts as of December 31, 2023*
Assets			
Operating lease assets	Right of use asset	$	3,554
Total lease assets		$	3,554
Liabilities			
Current operating lease assets	Operating lease liability	$	490
Noncurrent operating lease liability	Operating lease liability		3,617
Total lease liability		$	4,107

6. Commitments and Contracts

Contracts

The Company has entered into agreements with related parties BOX Technology LLC ("BOX Tech") and BOX Exchange for certain services listed below. BOX Tech is a related party due to common ownership. BOX Exchange is a related party due to certain functions that BOX Exchange performs for BOX Market, including providing BOX Market with the Self-Regulatory Organization ("SRO") structure. Additionally, BOX Exchange manages BOX Market's billing and collection of revenues and also provides IT support services to BOX Market.

(i) A Technical and Operational Services Agreement ("TOSA") with BOX Tech to provide BOX Market with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed-upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis.

(ii) A Facility Agreement with BOX Exchange to provide BOX Market with an SRO Structure, in accordance with the Securities Exchange Act of 1934 (the "Act"). Under this Agreement, BOX Exchange provides ongoing oversight of the Company's market operations and regulatory functions. Pursuant to the Facility Agreement, BOX Exchange manages BOX Market's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees, and disgorgements imposed on BOX Market's Participants. Additionally, BOX Exchange, in its sole discretion, may retain funds for Regulatory Purposes under the Facility Agreement.

In the event BOX Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse BOX Exchange for all such costs and expenses upon request. Additionally, BOX Exchange shall reimburse BOX Market for costs and expenses incurred by BOX Market for regulatory purposes.

(*dollars in thousands*)

The Facility Agreement will remain in effect until May 10, 2032, unless terminated earlier in accordance with its terms or 180 days after BOX Market is no longer a registered securities exchange.

(iii) The Company has an Administrative Service Agreement ("ASA") with BOX Exchange for BOX Exchange to provide certain support services to BOX Market, including accounting/finance, IT, communications and administrative support.

(iv) The Company has an Information Technology Services Agreement ("ITSA") with BOX Exchange for BOX Exchange to provide certain information technology services to support the operations of BOX Market, including, but not limited to managing IT infrastructure, end-user systems, third party IT service providers, security and monitoring, and the wireless network.

7. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by BOX Holdings as specified in the Company's Amended and Restated Limited Liability Agreement (the "Agreement").

In accordance with the terms of the TOSA with BOX Tech referred to in Note 6, the Company incurred professional fees for software maintenance and development with related parties of approximately $3,692 in 2023 which were reported as "Trading Technology" expenses on the Income Statement. Approximately $340 was owed to BOX Tech as of December 31, 2023. These amounts are reflected as Payable to related parties on the balance sheet.

In accordance with the terms of the ASA with BOX Exchange, referred to in Note 6, BOX Market reimbursed BOX Exchange $1,036 for expenses paid on its behalf in 2023 of which $185 was Payable to BOX Exchange at the end of the year. In 2023, the Company paid a total of $2,507 of expenses on behalf of BOX Exchange, of which $165 was Receivable from BOX Exchange at the end of the year. $6,300 in Regulatory Support fees were charged to BOX Market by BOX Exchange in 2023.

In accordance with the terms of the ITSA with BOX Exchange, referred to in Note 6, BOX Market incurred $100 of expenses under the ITSA in 2023, of which $20 was Payable to BOX Exchange at the end of the year.

All transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

8. Contingencies

Certain lawsuits and various other claims and legal actions arising in the ordinary course of business. As of the Balance Sheet date, there were no outstanding or pending lawsuits or various other claims that could have a material adverse effect on the Company's financial position, results of operations, or liquidity.

9. Members' Equity

BOX Market is a single-member LLC, wholly owned by BOX Holdings and has no authorized but unissued units. There were no changes in units during the year.

10. Concentration of Credit Risk

In 2023, approximately 90% of the Company's revenues were generated by the top ten customers. Four customers each generated more than 10% of the Company's total revenues.

If there were a significant decrease in revenue from one or more of these customers, there could be a negative impact on the financial performance of the business.

11. Subsequent Events

The Company has evaluated subsequent events through June 18, 2024, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In March 2024, the Company made a distribution to its sole member of $54,667.

Exhibit D-3 – BOX Technology LLC

BOX TECHNOLOGY LLC
STATEMENT OF INCOME & EXPENSE
For the 12 Months Ended December 31, 2023

$ in USD, Draft - Unaudited

		Year Ended Dec. 31, 2023
REVENUES		
Service Revenue: Staffing	$	6,246,971
Service Revenue: Production Support Services		1,752,377
TOTAL REVENUES	**$**	**7,999,348**
OPERATING EXPENSES		
Compensation & Benefits	$	5,432,431
Production Support Services		1,739,446
Professional Services		117,722
Depreciation/Amortization		61,892
Facilities Costs		116,242
Office Related, Travel & Other		317,302
TOTAL OPERATING EXPENSES	**$**	**7,785,036**
OPERATING INCOME	**$**	**214,312**
Interest Income	$	14,319
NET INCOME	**$**	**228,631**

BOX TECHNOLOGY LLC
STATEMENT OF FINANCIAL POSITION
As of December 31, 2023
$ in USD, Draft - Unaudited

ASSETS		Dec. 31, 2023
Current Assets		
Cash & Cash Equivalents	$	1,839,704
Trade Accounts Receivable (A/R)		531,868
Deposits, Prepaids & Other Current Assets		14,421
Total Current Assets		**2,385,994**
Right of Use Asset		34,303
Fixed Assets (Net)		-
TOTAL ASSETS	**$**	**2,420,297**
LIABILITIES		
Current Liabilities		
Accounts Payable & Accrued Expenses	$	606,614
Current Lease Liability		26,339
Total Current Liabilities	**$**	**632,953**
Non-Current Liabilities		-
TOTAL LIABILITIES	**$**	**632,953**
TOTAL MEMBERS' EQUITY	**$**	**1,787,344**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**2,420,297**

Exhibit D-4 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Years ended December 31, 2023 and 2022

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	**$ 12,366**	$ 124,961
Prepaid expenses	**740**	409
Due from related parties	**126**	1,585
	13,232	126,955
Non-current assets:		
Investment in TMX Investor Solutions	**4,838**	4,838
Investment in The Canadian Depository for Securities Limited	**177,622**	177,622
Investment in Montreal Exchange Inc.	**1,198,566**	949,661
Investment in Shorcan Brokers Limited	**52,004**	52,004
Investment in TSX Inc.	**2,386,167**	2,386,167
Investment in TSX Trust Company	**247,882**	247,882
Investment in Trayport Holdings Limited	**969,640**	969,640
Investment in Alpha Exchange Inc.	**170,900**	170,900
Investment in TMX Exchange Services Limited	**-**	1,000
Investment in 2549283 Ontario Inc.	**12,574**	12,574
Investment in TMX Post Trade Innovations Inc	**8,000**	3,500
Investment in TMX US Holdings Inc	**48**	-
Term loan receivable from TSX Inc.	**650,000**	650,000
Term loan receivable from Montreal Exchange Inc.	**150,000**	150,000
Deferred income tax assets	**6,233**	7,392
Other non-current assets	**457**	71
Total Assets	**$ 6,048,163**	$ 5,910,206
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 3,657**	$ 6,325
Debenture	**299,762**	249,914
Commercial paper	**294,197**	-
Due to related parties	**211**	24
Demand loan payable to TSX Inc.	**150,800**	107,800
Demand loan payable to Montreal Exchange Inc.	**85,000**	51,000
Demand loan payable to Shorcan Brokers Limited	**6,000**	4,500
Demand loan payable to TSX Venture Exchange Inc.	**39,400**	44,400
Demand loan payable to Corporation Canadienne de Compensation de P	**12,000**	8,000
Demand loan payable to Alpha Exchange Inc.	**11,700**	14,000
Demand loan payable to The Canadian Depository for Securities Limited	**-**	6,000
Note payable to CDS Clearing and Depository Services Inc.	**36,500**	29,500
	939,227	521,463
Non-current liabilities:		
Debentures	**448,522**	747,783
Term loan payable to 2549283 Ontario Inc.	**850,000**	850,000
Total Liabilities	**2,237,749**	2,119,246
Equity:		
Share capital	**2,769,064**	2,831,052
Contributed surplus	**1,735,217**	1,735,041
Deficit	**(693,867)**	(775,133)
Total Equity	**3,810,414**	3,790,960
Total Liabilities and Equity	**$ 6,048,163**	$ 5,910,206

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Expenses:		
General and administration	**$ 2,578**	$ 3,305
Shared services	**(2,401)**	(2,993)
Total operating expenses	**177**	312
(Loss) Gain from operations	**(177)**	(312)
Other losses	**(640)**	(14,376)
Net finance income	**281,106**	395,000
Income before income taxes	**280,289**	380,312
Income tax expense	**1,160**	2,340
Net income	**$ 279,129**	$ 377,972

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Common shares:		
Balance, beginning of period	**$ 2,831,052**	$ 2,875,806
Proceeds from exercised share options	**16,088**	26,612
Cost of exercised share options	**1,816**	2,982
Shares repurchased under normal course issuer bid	**(79,892)**	(74,348)
Balance, end of period	**2,769,064**	2,831,052
Contributed surplus - share option plan:		
Balance, beginning of period	**1,735,041**	1,735,796
Cost of exercised share options	**(1,816)**	(2,982)
Cost of share option plan	**1,992**	2,227
Balance, end of period	**1,735,217**	1,735,041
(Deficit) retained earnings:		
Balance, beginning of period	**(775,133)**	(968,041)
Net income	**279,129**	377,972
Dividends to equity holders	**(196,891)**	(185,064)
Adjustments	**(972)**	-
Balance, end of period	**(693,867)**	(775,133)
Total equity, end of period	**$ 3,810,414**	$ 3,790,960

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 280,289**	$ 380,312
Net finance income	**(281,106)**	(395,000)
Loss on corporate reorganization of US entities	**-**	14,376
Cost of share option plan	**1,992**	2,227
Prepaid expenses	**(538)**	(92)
Trade and other payables	**(2,642)**	(210)
Amounts due to and from related parties	**1,646**	(580)
Other non-current assets	**(457)**	-
Provisions	**-**	(64)
Income taxes refunds (paid)	**-**	417
	(816)	1,386
Cash flows (used in) from financing activities:		
Interest paid	**(43,106)**	(34,232)
Dividends paid to equity holders	**(196,891)**	(185,064)
Proceeds from exercised options	**16,088**	26,612
Shares repurchased under normal course issuer bid	**(79,892)**	(74,348)
Repayment of debenture	**(250,000)**	-
Net movement of commercial paper	**294,197**	-
Demand loans payable, net	**69,200**	(86,200)
Notes payable, net	**7,000**	(10,000)
	(183,404)	(363,232)
Cash flows from (used in) investing activities:		
Interest received	**47,794**	44,338
Dividends received	**277,284**	385,879
Investment in Montreal Exchange Inc.	**(248,905)**	(29,574)
Investment in TMX Post Trade Innovations Inc	**(4,500)**	(3,500)
Investment in TMX US Holdings Inc	**(48)**	-
	71,625	397,143
Decrease in cash and cash equivalents	**(112,595)**	35,297
Cash and cash equivalents, beginning of period	**124,961**	89,664
Cash and cash equivalents, end of period	**$ 12,366**	$ 124,961

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2023 and 2022

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	**$**	**10,015**	$	6,897
Trade and other receivables		**14,994**		12,033
Prepaid expenses		**1,289**		1,095
Due from related parties		**939**		1,100
Demand loan receivable from TMX Group Limited		**85,000**		51,000
Current income tax assets		**-**		872
		112,237		72,997
Non-current assets:				
Goodwill and Intangible assets		**1,049,248**		1,049,972
Right-of-use assets		**8,315**		9,198
Investments in subsidiaries		**350,156**		103,009
Investment in 2549283 Ontario Inc.		**150,000**		150,000
Other non-current assets		**1,185**		1,316
Total Assets	**$**	**1,671,141**	$	1,386,492

		December 31, 2023		December 31, 2022
Liabilities and Equity				
Current liabilities:				
Trade and other payables	**$**	**15,517**	$	7,241
Due to related parties		**2,771**		2,187
Other current liabilities		**1,463**		1,651
Current income tax liabilities		**4,105**		-
		23,856		11,079
Non-current liabilities:				
Lease liabilities		**12,025**		13,143
Term loan payable to TMX Group Limited		**150,000**		150,000
Deferred income tax liabilities		**192,370**		193,641
Other non-current liabilities		**1,467**		1,384
Total Liabilities		**379,718**		369,247
Equity:				
Share capital		**565,507**		565,507
Contributed surplus		**938,666**		689,761
Merger reserve		**5,397**		5,397
Deficit		**(218,147)**		(243,420)
Total Equity		**1,291,423**		1,017,245
Total Liabilities and Equity	**$**	**1,671,141**	$	1,386,492

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Revenue:		
Derivatives trading	**$ 108,146**	$ 95,845
Global solutions, insights & analytics	**30,871**	27,187
Other	**37**	-
Total revenue	**139,054**	123,032
Expenses:		
Compensation and benefits	**21,834**	20,785
Information and trading systems	**3,084**	3,170
Selling, general and administration	**8,931**	7,920
Shared services	**23,875**	21,904
Depreciation and amortization	**6,209**	6,044
Total operating expenses	**63,933**	59,823
Income from operations	**75,121**	63,209
Other loss	**(1,758)**	-
Net finance (costs) income	**21,686**	(2,673)
Income before income taxes	**95,049**	60,536
Income tax expense	**18,682**	15,168
Net income	**$ 76,367**	$ 45,368

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2023	2022
Net income	**$ 76,367**	$ 45,368
Other comprehensive income: Items that will not be reclassified to the non-consolidated statements of income:		
Actuarial (loss) gain on supplementary executive retirement plan and other post-retirement benefit plans, net of tax savings of $34 (2022 – net of tax expense of $127)	**(94)**	353
Total items that will not be reclassified to the non-consolidated statements of income	**(94)**	353
Total comprehensive income	**$ 76,273**	$ 45,721

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Share capital:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning of period	**689,761**	660,187
Contribution of capital from shareholder	**248,905**	29,574
Balance, end of period	**938,666**	689,761
Merger reserve		
Balance, beginning of period	**5,397**	-
Merger reserve - US restructuring	**-**	5,397
Balance, end of period	**5,397**	5,397
Deficit:		
Balance, beginning of period	**(243,420)**	(222,141)
Net income	**76,367**	45,368
Dividends on common shares	**(51,000)**	(67,000)
Actuarial gain on supplementary executive retirement plan and other post-retirement benefit plans, net of taxes	**(94)**	353
Balance, end of period	**(218,147)**	(243,420)
Total equity, end of period	**$ 1,291,423**	$ 1,017,245

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 95,049**	$ 60,536
Adjustments to determine net cash flows:		
Depreciation and amortization	**6,209**	6,044
Other loss	**1,758**	-
Net finance costs (income)	**(21,686)**	2,673
Employee defined benefits expense	**128**	131
Changes in:		
Trade and other receivables, and prepaid expenses	**(3,155)**	(2,770)
Amounts due to and from related parties	**745**	460
Trade and other payables	**8,333**	(2,993)
Provisions	**(76)**	207
Other non-current assets	**39**	39
Deferred revenue	**(324)**	(324)
Cash paid for employee defined benefits	**(64)**	(68)
Income taxes paid	**(14,943)**	(17,152)
	72,013	46,783
Cash flows (used in) from financing activities:		
Interest paid	**(8,349)**	(8,382)
Repayment of lease liabilities	**(1,014)**	(914)
Dividends paid to shareholder	**(51,000)**	(67,000)
Contribution of capital from shareholder	**248,905**	29,574
	188,542	(46,722)
Cash flows (used in) from investing activities:		
Interest received	**601**	297
Dividends received	**29,265**	5,000
Return of capital from subsidiaries	**-**	10,422
Contribution of capital to subsidiaries	**(248,905)**	(29,574)
Additions to premises and equipment	**(310)**	(384)
Additions to intangible assets	**(4,088)**	(3,367)
Demand loan receivable from TMX Group Limited	**(34,000)**	16,000
	(257,437)	**(1,606)**
(Decrease) increase in cash and cash equivalents	**3,118**	(1,545)
Cash and cash equivalents, beginning of period	**6,897**	8,442
Cash and cash equivalents, end of period	**$ 10,015**	$ 6,897

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2023 and 2022

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash	**$**	**133**	$	166
Current income tax assets		**1,713**		4,181
		1,847		4,347
Non-current assets:				
Investments in subsidiaries		**233,766**		50,266
Deferred income tax assets		**-**		4,379
Total Assets	**$**	**235,613**	$	58,992
Liabilities and Equity				
Current liabilities:				
Due to related parties	**$**	**1,695**	$	4,432
Current income tax liabilities		**52**		-
		1,746		4,432
Non-current liabilities:				
Deferred income tax liabilities		**347**		**-**
Total Liabilities		**2,094**		4,432
Equity:				
Share capital		**3,265**		3,265
Contributed surplus		**313,338**		129,838
Merger reserve		**3,514**		3,514
Deficit		**(86,598)**		(82,057)
Total Equity		**233,519**		54,560
Total Liabilities and Equity	**$**	**235,613**	$	58,992

MX US 1, INC.

Non-Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2023	2022
Expenses:		
General and administration	**$ 47**	$ 163
Total operating expenses	**47**	163
Loss from operations	**(47)**	(163)
Other income	**-**	3,469
Finance income	**19,743**	13
Income before income taxes	**19,696**	3,319
Income tax expense	**9,337**	5,198
Net income (loss) and comprehensive income (loss)	**$ 10,359**	$ (1,879)

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2023	2022
Share capital		
Balance, beginning of period	**$ 3,265**	$ 2,508
Issuance of shares	**-**	757
Balance, end of period	**3,265**	3,265
Contributed surplus:		
Balance, beginning of period	**129,838**	116,088
Contribution of capital from shareholder, net	**183,500**	13,750
Balance, end of period	**313,338**	129,838
Merger reserve		
Balance, beginning of period	**3,514**	-
Merger reserve - US restructuring	**-**	3,514
Balance, end of period	**3,514**	3,514
Deficit:		
Balance, beginning of period	**(82,057)**	(80,178)
Net loss and comprehensive loss	**10,359**	(1,879)
Dividends on common shares	**(14,900)**	-
Balance, end of period	**(86,598)**	(82,057)
Total equity, end of period	**$ 233,519**	$ 54,560

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows (used in) from operating activities:		
Income (loss) before income taxes	**$ 19,696**	$ 3,319
Adjustments to determine net cash flows:		
Net finance income	**(19,743)**	-
Other gains	**-**	(3,469)
Changes in:		
Trade and other payables	**-**	(27)
Amounts due to and from related parties	**(4,276)**	3,707
Income taxes paid	**(555)**	(9,470)
	(4,878)	(5,940)
Cash flows from (used) in financing activities:		
Dividends paid on common shares	**(14,900)**	-
Contribution of capital from shareholder, net	**183,500**	13,750
	168,600	13,750
Cash flows (used in) from investing activities:		
Interest received	**14**	-
Dividends received	**19,731**	-
Contribution of capital to subsidiaries, net	**(183,500)**	(7,804)
	(163,755)	(7,804)
(Decrease) increase in cash and cash equivalents	**(33)**	6
Cash, beginning of period	**166**	160
Cash, end of period	**$ 133**	$ 166

Exhibit D-7 – MX US 2 LLC

Non-Consolidated Financial Statements of

MX US 2, LLC

Year ended December 31, 2023 and 2022

(in thousands of US dollars)

(unaudited)

MX US 2, LLC

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash	**$**	**793**	$	54
Due from related parties		**1,503**		305
Current income tax assets		**76**		164
		2,372		523
Non-current assets:				
Investments in subsidiaries - BOX Holdings		**162,866**		162,866
Total Assets	**$**	**165,238**	$	163,389
Liabilities and Equity				
Current liabilities:				
Due to related parties	**$**	**219**	$	-
Current income tax liabilities		**11**		137
Total Liabilities		**230**		137
Equity:				
Share capital		**55,031**		55,031
Contributed surplus		**48,775**		48,775
Retained earnings		**61,202**		59,446
Total Equity		**165,008**		163,252
Total Liabilities and Equity	**$**	**165,238**	$	163,389

MX US 2, LLC

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2023	2022
Expenses:		
General and administration	**$ 43**	$ 2
Total operating expenses	**43**	2
Loss from operations	**(43)**	(2)
Other income	**-**	130,971
Finance income	**21,965**	15,100
Income before income taxes	**21,922**	146,069
Income tax expense	**435**	281
Net income and comprehensive income	**$ 21,487**	$ 145,788

MX US 2, LLC

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning of period	**48,775**	63,070
Return of capital	**-**	(14,295)
Balance, end of period	**48,775**	48,775
Deficit:		
Balance, beginning of period	**59,446**	(86,342)
Net income and comprehensive income	**21,487**	145,788
Dividends on common shares	**(19,731)**	-
Balance, end of period	**61,202**	59,446
Total equity, end of period	**$ 165,008**	$ 163,252

MX US 2, LLC

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 21,922**	$ 146,069
Adjustments to determine net cash flows:		
Finance income	**(21,965)**	(15,100)
Other income	**-**	(130,971)
Changes in:		
Amounts due to and from related parties	**(869)**	(324)
Income taxes paid	**(584)**	(490)
	(1,496)	(816)
Cash flows used in financing activities:		
Dividends paid on common shares	**(19,731)**	-
Return of capital	**-**	(14,925)
	(19,731)	(14,925)
Cash flows from investing activities:		
Interest received	**49**	6
Dividends received	**21,917**	15,094
	21,966	15,100
Increase (decrease) in cash	**739**	(11)
Cash, beginning of period	**54**	65
Cash, end of period	**$ 793**	$ 54

BOX EXCHANGE

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2023 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC

Financial Statements
December 31, 2023

BOX Exchange LLC

Financial Statements
December 31, 2023

BOX Exchange LLC

Contents

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and members
Box Exchange LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of BOX Exchange LLC (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Exchange LLC is the self-regulatory organization which is responsible for the operation and oversight of the equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The operations of the Box Exchange are conducted through BOX Options Market LLC. BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. 0ur audit procedures solely relate to the financial statements of BOX Exchange LLC and do not include tests to evaluate the controls over the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level assurance with respect to the BOX Exchange, its trading system or the transactions conducted through Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, P.C.

June 12, 2024

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2023		
Assets		
Current Assets:		
Cash	$	3,822
Accounts receivable		10,567
Receivable from CAT (net)		13,924
Other current assets		8,196
Total Current Assets		36,509
Computer Equipment, Software and Leasehold Improvements, Net		3,439
Right of Use Asset – Operating lease, Net		4,539
Total Assets	$	44,487
Liabilities and Members' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	28,199
Deferred compensation, current portion		279
Operating lease liability, current portion		439
Total Current Liabilities		28,917
Operating Lease Liability, long term portion		4,217
Deferred Compensation		6,692
Total Liabilities		39,826
Members' Equity:		
Members' contributions – 52,468 economic units issued and outstanding		-
Members' contributions – 52,468 voting units issued and outstanding		-
Accumulated Members' distributions		(696)
Accumulated earnings		5,357
Total Equity		4,661
Total Liabilities and Members' Equity	$	44,487

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2023	
Income:	
Option regulatory fees	$ 27,824
Other income	6,300
Administrative services & misc.	135
Fines and disgorgements	8
Total Income	34,267
Expenses:	
Professional services:	
Consulting	5,619
Financial and administrative	4,675
External IT	4,086
Employee costs	14,972
Credit loss expense	1,983
Amortization and depreciation	1,429
Rent of facilities	1,235
Other	610
Communications and data processing	527
Office-related	191
Total Expenses	35,327
Net Loss	$ 1,060

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance, December 31, 2022	$ -	$ -	$ (691)	$ 6,417	$ 5,726
Distributions*	-	-	(5)	-	(5)
Net Loss	-	-	-	(1,060)	(1,060)
Balance, December 31, 2023	$ -	$ -	$ (696)	$ 5,357	$ 4,661

See accompanying notes to financial statements.
**Distributions represent tax payments*

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2023		
Cash Flows from Operating Activities:		
Net loss	$	(1,060)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,429
Non-cash compensation		1,469
Non-cash lease expense		(2,387)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(1,823)
Increase in other current assets		(1,386)
Credit loss expense		1,983
Increase in accounts payable and accrued expenses		8,491
Increase in net lease liability		2,280
Net cash provided by operating activities		8,996
Cash Flows from Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(1,813)
Funding for note receivable		(5,761)
Net cash used in investing activities		(7,574)
Cash Flows from Financing Activities:		
Distributions		(5)
Net cash provided by financing activities		(5)
Net Increase in Cash and Cash Equivalents		1,417
Cash, Beginning of Year		2,405
Cash, End of Year	$	3,822

Supplemental Cash Flow Information:

Distributions represent previous tax payments

Non-Cash Investing:

The Company acquired $49 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2023. The Company paid $112 for computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2022, during 2023.

See accompanying notes to financial statements.

Notes to Financial Statements (in thousands of dollars)

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2, Inc. ("TMX"), IB Exchange Corp ("lAB"), Citadel Securities Principal Investments, LLC, UBS Americas Inc. (USA), JPMC Strategic Investments I Corporation (LabMorgan Corp.), Wolverine Trading, LLC, and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Current Expected Credit Losses ("CECL") Adoption (ASC 326)

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (ASC 326). The ASU introduces a new credit loss methodology, CECL, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current generally accepted accounting principles, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

The Company adopted the new guidance on January 1, 2023, and assessed the effect on its consolidated financial statements. The adoption of the new accounting standard did not have a significant impact and accordingly, the Company did not make any transitional adjustment to the accompanying financial statements.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

The net realizable value is determined using estimates of historical collection experience. These estimates are adjusted for recoveries and any anticipated changes in trends. Customer accounts receivable can be impacted by the effectiveness of the Company's collection efforts. Additionally, significant changes in payor mix, business office operations, economic conditions, or trends could affect the net realizable value of accounts receivable. The Company continually reviews the net realizable value of accounts receivable by monitoring historical cash collections, as well as by analyzing current period net revenue, aged accounts receivable, and days revenue outstanding. The Company has an allowance for credit losses of $0 at December 31, 2023.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Notes to Financial Statements (in thousands of dollars)

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (ASC) 606 – Revenue from contracts with customers, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance obligations for ASA revenues are met over the monthly period in which the services are performed. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services. The Company typically bills and collects in the first week of the subsequent month.

Fines and disgorgements are related to performance obligations that have already been fully recognized and they get recognized at the time the Letter of Consent is signed.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2023 consisted of:

December 31, 2023		
Computer equipment	$	4,858
Computer software		6,739
Leasehold improvements		1,824
Accumulated amortization and depreciation		(9,982)
Net amount	$	3,439

For the year ended December 31, 2023, the Company capitalized software development, hardware and leasehold improvements costs of $1,749 ($475 acquired from BOX Tech). Included in those costs were costs of $49, which the Company acquired during 2023, but were unpaid as of December 31, 2023. The Company also paid $112 at the beginning of 2023 for computer software and leasehold improvements acquired at the end of 2022.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $1,429 for the year ended December 31, 2023.

Notes to Financial Statements (in thousands of dollars)

4. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded primarily through life insurance policies owned by the Company, with a portion held in cash. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the Company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2023, the deferred compensation liability was $6,971, and the expense associated with deferred compensation for the year was $1,469 and are presented in the employee costs line item in the statement of income and expenses.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2023, the Company recorded contributions to the plan of $486, which are presented in the ‘Employee costs’ line item of the Statement of Income and Expense.

5. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members’ payment of taxes with respect to the Company’s taxable income.

In accordance with Accounting Standards Codification (“ASC”) Topic 740, a tax position is a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2023, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2023. The Company’s income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2023, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2020, 2021, 2022, and 2023.

6. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements (in thousands of dollars)

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2023:

Revenue from contracts with customers:	
Option regulatory fees	$ 27,824
Administrative services	120
Fines and disgorgements	8
Total revenue from contracts with customers	27,952
Other income	6,300
Interest income	15
Total other revenues	6,315
Total revenue	$ 34,267

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services for the year ended December 31, 2023:

Revenue recognized over time:	
Option regulatory fees	$ 27,824
Administrative services	120
Fines and disgorgements	8
Total revenue from contracts with customers	$ 27,952

Notes to Financial Statements (in thousands of dollars)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2023. During the year ended December 31, 2023, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $2,557 as of December 31, 2023. The Company had no significant impairments related to these receivables during the year ended December 31, 2023. The Company had receivables related to revenues from contracts with customers of $2,326 as of December 31, 2022.

The Company had no deferred revenue at December 31, 2023 and December 31, 2022.

7. Other income

The other income disclosed in the Statement of Income and Expense represents a gain on write down of Payables to Box Market.

8. Leases

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 – Lease Accounting from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less. During the 2023 fiscal year, the Company extended the lease for all three spaces in the Boston office location through July of 2030.

The Company recognized $1,124 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2023, there is $275 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company's operating lease:

Years ending December 31, 2023	Amounts
Weighted-average remaining lease term - (in years)	6.6
Weighted-average discount rate	7.8%
Cash paid for amounts included in the measurements of operating lease liabilities	$ 1,166

Aggregate future maturities of the operating lease liability for the Boston space as of December 31, 2023 are as follows:

Year ending December 31, 2023	Amounts
2024	$ 828
2025	673
2026	985
2027	975
2028	999
2029	1,022
2030	605
Less effects of discounting	(1,431)
Total	$ 4,656

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2023
Assets		
Operating lease assets	Right of use asset	$ 4,539
Total lease assets		$ 4,539
Liabilities		
Current		
Operating	Operating lease liability	$ 439
Noncurrent		
Operating	Operating lease liability	4,217
Total lease liabilities		$ 4,656

9. Receivable from CAT

On July 11, 2012, the U.S. Securities and Exchange Commission (SEC) voted to adopt Rule 613 under Regulation NMS requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail. As an SRO, the Company is a member of CAT, LLC (CAT), and has funded the development of the CAT system along with the other SROs.

The net realizable value is determined using estimates of historical loss information and current market conditions. These estimates are adjusted for recoveries and any anticipated changes in trends. Receivable from CAT can be impacted by the effectiveness of the Company's collection efforts. Additionally, significant changes in payor mix, business office operations, economic conditions, or trends could affect the net realizable value of accounts receivable. The Company continually reviews the net realizable value of accounts receivable by monitoring historical loss information and current market conditions as well as by analyzing the outstanding Receivable from CAT balance. Additional notes totaling $5,761 were entered into during the year ended December 31, 2023 to fund the efforts related to the project. An increase to the credit loss amounting of $1,960 was recorded during the year ended December 31, 2023 as shown in the Credit loss expense line item on the Statement of Income and Expense. Notes associated with the CAT project are payable upon demand by member SROs. The following table summarizes the presentation of the receivable from CAT on the Company's balance sheet (in thousands):

Receivable	Amounts as of December 31, 2023
Total receivables due from CAT	$ 22,676
Allowance for credit losses	(8,752)
Net receivable due from CAT	$ 13,924

10. Related Party Contracts and Transactions

The Company has entered into several agreements with BOX Market, BOX Technology, and BOX Digital Markets to provide certain administrative, regulatory, consulting and technical and operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2023 of $25,263 are included in accounts payable and accrued expenses on the balance sheet. During fiscal year 2023 the Company wrote down $6,300 of the amount recorded as a payable to BOX Market. This write-down was recorded as Other income in the Statement of Income and Expense.

The Company has an Information Technology Services Agreement (ITSA) with BOX Market where the Company provides certain support services such as IT infrastructure, security monitoring, hardware management, wireless network management, third-party IT service provider management and other IT-related support to BOX Market. During fiscal year 2023 the Company charged $120 for the ASA services outlined above.

Notes to Financial Statements (in thousands of dollars)

BOX Market also sought reimbursement for $2,507 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $1,010 during 2023 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $170 was recorded in accounts receivable, as of December 31, 2023.

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $2,528 for these various services during fiscal year 2023. Amounts owed to BOX Technology as of December 31, 2023 of $193 are reflected in accounts payable and accrued expense on the balance sheet.

The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $3 during the year ended December 31, 2023.

11. Members' Equity

As of December 31, 2023, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. The number of units issued and outstanding for both voting and economic rights as of December 31, 2023 are 52,468 units of each type outstanding.

12. Subsequent Events

The Company has evaluated subsequent events through June 12, 2024, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2 LLC

1. MX US 2 LLC
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

JPMC Strategic Investments I Corporation

1. JPMC Strategic Investments I Corporation
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

BOX EXCHANGE

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M-1.

Exhibit M-1 – BOX Options Participants

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING USA LLC	05/07/12	175 W. Jackson Blvd., Suite 2050, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AXOS CLEARING LLC	05/07/12	15950 W. Dodge Road, Suite 300, Omaha, NE 68118	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
BMO CAPITAL MARKETS CORP	05/09/12	151 W. 47th Street, New York, NY 10036	212-885-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOFA SECURITIES INC	09/06/18	One Bryant Park, New York, NY 10036	212-670-0454	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOLT-X LLC	05/07/12	440 S. LaSalle Street, Suite 1525, Chicago, IL 60605	312-724-7176	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CASEY SECURITIES LLC	05/23/24	100 Drakes Landing Road, Bldg. 100A, 2nd Fl., Ste. 210, Greenbrae, CA 94904	415-954-5579	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor Floor Broker	See Previous Column
CIBC WORLD MARKETS CORP.	03/06/23	425 Madison Avenue, New York, NY 10017	212-856-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	200 South Biscayne Blvd. 33rd Floor, Miami, FL 33131	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
CITADEL SECURITIES LLC	05/07/12	200 South Biscayne Blvd. 33rd Floor, Miami, FL 33131	312-395-2100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITIGROUP GLOBAL MARKETS INC	05/01/19	388 Greenwich Street, Tower Building, New York, NY 10013	716-730-8446	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CTC, LLC	05/11/21	425 S. Financial Plaza, 4th Floor, Chicago, IL 60605	312-863-8000	Rule 2040(a) restricts participation on BOX.	Trading Floor Market Maker only	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	200 S, Wacker Drive, Suite 2450, Chicago, IL 60606	312-986-2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	312-542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	425 S. Financial Plaza, Suite 3400, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
GTS SECURITIES LLC	02/11/20	545 Madison Avenue, 15th Floor, New York, NY 10022	212-715-5901	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
HRT FINANCIAL, L.P.	10/28/21	3 Wold Trade Center, 175 Greenwich Street, 76th Floor, New York, NY 10007	212 293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, Greenwich, CT 06830	203 618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC	05/07/12	141 W. Jackson Blvd., Suite 2020A, Chicago, IL 60604	312-334-8040	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor Floor Broker	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	245 Summer Street, Bostonn, MA 02210	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
OPTIVER US LLC	03/16/23	130 E. Randolph Street, Suite 800, Chicago, IL 60601	312-203-6765	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RFA SECURITIES LLC	08/04/21	2929 Walnut Street, 8th Floor, Philadelphia, PA 19104	215-239-6079	Rule 2040(a) restricts participation on BOX.	Trading Floor - Floor Broker Only	See Previous Column
RQD* CLEARING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 8-500, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
SUSQUEHANNA INVESTMENT GROUP	02/08/24	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
SUSQUEHANNA SECURITIES LLC	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
TRADITION SECURITIES AND DERIVATIVES LLC	07/21/22	32 Old Slip, 28th Floor, New York, NY 10005	212-943-6567	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
TWO SIGMA SECURITIES LLC	08/02/17	100 Avenue of the Americas, 2nd Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
UBS FINANCIAL SERVICES INC	05/09/12	1200 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VIRTU AMERICAS LLC	08/09/23	1633 Broadway, 41st Floor, New York, NY 10019	949-394-6622	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
VISION FINANCIAL MARKETS LLC	08/05/21	120 Long Ridge Road, 3 North, Stamford, CT 06902	203-489-0447	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Attn: Compliance, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-410-1913	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column

BOX EXCHANGE

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 24, 2024 BOX Options Market LLC lists a total of 4,428 classes. The downloadable list of Current BOX Options Classes Listing is continuously available at the following address: https://boxoptions.com/resources/. The Exchange certifies that the information available at the above location is accurate as of its date.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
    - Drew Haney, SVP Finance and Administration
    - Lisa Ruggiero, Secretary

    Directors of BOX Holdings Group LLC:
    - Michael Ptasznik, Chairman
    - Luc Fortin, Vice Chairman
    - Alex Bussandri, Managing Director, Citadel Securities
    - William Easley, Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
    - Amir Heravi, Managing Director, UBS Americas, Inc.
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
    - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
    - Nate Pomeroy, Principal, Wolverine Holdings L.P.
    - Nicole Rosenberg, Vice President, TMX Group Inc.

    Committees:
    Audit Committee:
    - William Easley
    - Scott Litvinoff
    - Michael Ptasznik
    - Nicole Rosenberg

    Executive Committee:
    - Alex Bussandri
    - William Easley
    - Luc Fortin
    - Scott Litvinoff
    - Michael Ptasznik
    - Nicole Rosenberg

BOX Options Market LLC

9. Officers of BOX Options Market LLC:
   - Patrick Zielinski, Chief Executive Officer
   - Lisa Ruggiero, General Counsel and Secretary

   Directors of BOX Options Market LLC:
   - Michael Ptasznik, Chairman
   - Luc Fortin, Vice Chairman
   - Alex Bussandri, Managing Director, Citadel Securities
   - Marguerite Donovan, Chief Market Supervision Officer, BOX Exchange LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
   - Amir Heravi, Managing Director, UBS Americas, Inc.
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Nate Pomeroy, Principal, Wolverine Holdings L.P.
   - Nicole Rosenberg, Vice President, TMX Group Inc.

   Committees:
   Audit Committee:
   - William Easley
   - Scott Litvinoff
   - Michael Ptasznik
   - Nicole Rosenberg

   Compensation Committee:
   - Alex Bussandri
   - Ryan Gould
   - Michael Ptasznik

   Executive Committee:
   - Luc Fortin
   - Scott Litvinoff
   - Michael Ptasznik
   - Nicole Rosenberg
   - Patrick Zielinski

BOX Technology LLC

9. Officers of BOX Technology LLC:
    - Rosanna Teti, Chief Executive Officer
    - David Wilson, Chief Technology Officer
    - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
    - Michael Ptasznik, Chairman
    - Luc Fortin, Vice Chairman
    - Alex Bussandri, Managing Director, Citadel Securities
    - Marguerite Donovan, Chief Market Supervision Officer, BOX Exchange LLC
    - William Easley, Managing Director, Aragon Solutions, Ltd.
    - Scott Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group LLC
    - Nicole Rosenberg, Vice President, TMX Group Inc
    - Patrick Zielinski, Chief Executive Officer, BOX Options Market LLC

   Committees:
   Compensation Committee:
    - Alex Bussandri
    - Scott Litvinoff
    - Michael Ptasznik